Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS OF

SAREPTA THERAPEUTICS, INC.

(a Delaware corporation)

The Bylaws of Sarepta Therapeutics, Inc., a Delaware corporation, are hereby amended by replacing the text of Article III, Section 3.02 with the following:

“The authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of a minimum of one (1) and a maximum of eight (8) members. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

The foregoing is certified as an Amendment to the Amended and Restated Bylaws of Sarepta Therapeutics, Inc., as adopted by the Board of Directors on January 8, 2020, and effective as of January 8, 2020.

By:/s/ David Tyronne Howton

Name:David Tyronne Howton

Title:Corporate Secretary